                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                               (AMENDMENT NO. )(1)

                                Jay Jacobs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   469 816 102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                    Victor I. Chang, Law Clerk (617) 248-7000
    c/o Testa, Hurwitz & Thibeault, LLP, High Street Tower, 125 High Street,
                                Boston, Ma 02110
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



----------

     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------
  CUSIP No.  469 816 102
---------------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                Edward L. Cahill

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

                                       AF
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                       USA
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                                -0-
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                   35,897,145
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                                        -0-
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                             35,897,145
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   35,897,145
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      85.2%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

                                       IN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------
  CUSIP No.  469 816 102
---------------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                                David L. Warnock

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

                                       AF
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                                       USA
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                                -0-
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                   35,897,145
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                                        -0-
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                             35,897,145
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   35,897,145
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      85.2%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

                                       IN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------
  CUSIP No.  469 816 102
---------------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                    Cahill, Warnock Strategic Partners, L.P.
                                IRSN: 52-1970604

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

                                       AF
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware Limited Partnership
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                                -0-
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                   35,897,145
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                                        -0-
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                             35,897,145
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   35,897,145
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      85.2%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

                                       PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------
  CUSIP No.  469 816 102
---------------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                  Cahill, Warnock Strategic Partners Fund, L.P.
                                IRSN: 52-1970619

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

                                       WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware Limited Partnership
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                                -0-
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                   35,897,145
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                                        -0-
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                             35,897,145
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   35,897,145
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      85.2%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

                                       PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------
  CUSIP No.  469 816 102
---------------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                         Cahill, Warnock & Company, LLC
                                IRSN: 52-1931617

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

                                       AF
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                       Maryland Limited Liability Company

--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                                -0-
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                   35,897,145
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                                        -0-
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                             35,897,145
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   35,897,145
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      85.2%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

                                       OO
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

---------------------------
  CUSIP No.  469 816 102
---------------------------

--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                           Strategic Associates, L.P.
                                IRSN: 52-1991689

--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

                                       WC
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

                          Delaware Limited Partnership
--------------------------------------------------------------------------------
                         7.       SOLE VOTING POWER

                                                -0-
  NUMBER OF              -------------------------------------------------------
   SHARES                8.       SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                                   35,897,145
    EACH                 -------------------------------------------------------
 REPORTING               9.       SOLE DISPOSITIVE POWER
  PERSON
   WITH:                                        -0-
                         -------------------------------------------------------
                         10.      SHARED DISPOSITIVE POWER

                                             35,897,145
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   35,897,145
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [X]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      85.2%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

                                       PN
================================================================================
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.     SECURITY AND ISSUER:

     This statement relates to the Common Stock, $.01 par value per share, of Jay Jacobs, Inc., a Washington corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1530 Fifth Avenue, Seattle, WA 98101.


ITEM 2.     IDENTITY AND BACKGROUND:

     This statement is being filed by (i) Cahill, Warnock Strategic Partners Fund, L.P. ("Strategic Partners Fund"), (ii) Cahill Warnock Strategic Partners, L.P. ("Strategic Partners"), the sole general partner of Strategic Partners Fund, (iii) Strategic Associates, L.P. ("Strategic Associates"), (iv) Cahill, Warnock & Company, LLC ("Cahill, Warnock & Co."), the sole general partner of Strategic Associates, (v) Edward L. Cahill ("Cahill"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co., and (vi) David L. Warnock ("Warnock"), a general partner of Strategic Partners and a member of Cahill, Warnock & Co. Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co., Cahill, and Warnock are sometimes referred to collectively herein as the "Reporting Persons."

     The address of the principal business and principal office of Strategic Partners Fund, Strategic Partners, Strategic Associates and Cahill, Warnock & Co. is 1 South Street, Suite 2150, Baltimore, MD 21202. The business address of Cahill and Warnock is 1 South Street, Suite 2150, Baltimore, MD 21202.

     The state of organization for Strategic Partners Fund, Strategic Partners and Strategic Associates is Delaware. The state of organization for Cahill, Warnock & Co. is Maryland. Both Cahill and Warnock are citizens of the United States of America.

     The principal business of Strategic Partners Fund and Strategic Associates is to make private equity investments in micro-cap public companies seeking capital for expansion or undergoing a restructuring of ownership. The principal business of Strategic Partners is to act as the sole general partner of Strategic Partners Fund. The principal business of Cahill, Warnock & Co. is to act as the sole general partner of Strategic Associates and Camden Partners, L.P. ("Camden Partners") and to manage the activities of Strategic Partners Fund, Strategic Associates, and Camden Partners. The principal occupations of Cahill and Warnock are their activities on behalf of Strategic Partners Fund, Strategic Partners, Strategic Associates, Cahill, Warnock & Co. and Camden Partners.

     The principal business of Camden Partners is to make passive investments in public companies. The principal office of Camden Partners is 1 South Street, Suite 2150, Baltimore, MD 21202.

     During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding a violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

     On December 5, 1997 Strategic Partners Fund acquired 15,014 shares of Series B Preferred Stock of the Issuer for a total purchase price of $1,501,400. The Series B Preferred Stock acquired by Strategic Partners Fund is currently convertible into 34,014,499 shares of the Issuer's Common Stock. The working capital of Strategic Partners Fund was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Series B Preferred Stock.

     On December 5, 1997 Strategic Associates acquired 831 shares of Series B Preferred Stock of the Issuer for a total purchase price of $83,100. The Series B Preferred Stock acquired by Strategic Associates is currently convertible into 1,882,646 shares of the Issuer's Common Stock. The working capital of Strategic Associates was the source of funds for this purchase. No part of the purchase price was or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Series B Preferred Stock.

ITEM 4.     PURPOSE OF TRANSACTION:

     Strategic Partners Fund and Strategic Associates acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, Strategic Partners Fund and Strategic Associates may dispose of or acquire additional securities of the Issuer. Except as otherwise described herein or as expressly stated below, none of the Reporting Persons has any present plans which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

     EXCEPTION. Pursuant to the terms of a certain Voting Agreement dated as of December 5, 1997 (the "Voting Agreement," attached hereto as EXHIBIT 4) by and among the Strategic Partners Fund, Strategic Associates, T. Rowe Price Recovery Fund II, L.P. ("T. Rowe Price"), Michael D. Sullivan ("Sullivan"), Rex Loren Steffey ("Steffey"), and William L. Lawrence, Jr. ("Lawrence"), the parties thereto agreed to fix the size of the Board of Directors at seven (7) and vote all of their shares of stock of the Issuer to elect certain persons to the Board of Directors of the Issuer. At present, Strategic Partners Fund, Strategic Associates, T. Rowe Price, and Sullivan collectively have the authority to designate five members of the Board of Directors.

ITEM 5.     INTEREST IN THE SECURITIES OF THE ISSUER:

     (a) Strategic Partners Fund is the record owner of 15,014 shares of Series B Preferred Stock of the Issuer (the "Fund B Preferred"). The Fund B Preferred is currently convertible into 34,014,499 shares of the Issuer's Common Stock (the "Fund Conversion Shares").

     Strategic Associates is the record owner of 831 shares of Series B Preferred Stock of the Issuer (the "Associates B Preferred"). The Associates B Preferred is currently convertible into 1,882,646 shares of the Issuer's Common Stock (the "Associates Conversion Shares").

     The Fund Conversion Shares and the Associates Conversion Shares are sometimes referred to herein collectively as the "Jay Jacobs Shares."

     Because of their relationship as affiliated entities, both Strategic Partners Fund and Strategic Associates may be deemed to own beneficially the Jay Jacobs Shares. As general partners of Strategic Partners Fund and Strategic Associates, respectively, Strategic Partners and Cahill, Warnock & Co. may be deemed to own beneficially the Jay Jacobs Shares. As the individual general partners of Strategic Partners and as the members of Cahill, Warnock & Co., both Cahill and Warnock may be deemed to own beneficially the Jay Jacobs Shares.

     By virtue of the Voting Agreement (attached hereto as EXHIBIT 4), each of the Reporting Persons may be deemed to share voting power with respect to each share of the Issuer's stock subject to the agreement. Consequently, the Reporting Persons may be deemed to beneficially own, in addition to the Jay Jacobs Shares, an additional 23,221,663 shares of the Issuer (the "Agreement Shares").

     Strategic Partners Fund disclaims beneficial ownership of the Associates Conversion Shares and the Agreement Shares. Strategic Associates disclaims beneficial ownership of the Fund Conversion Shares and Agreement Shares. Strategic Partners, Cahill, Warnock & Co., Cahill, and Warnock each disclaim beneficial ownership of the Jay Jacobs Shares and the Agreement Shares, except with respect to their pecuniary interest therein, if any.

     Each of the Reporting Persons may be deemed to own beneficially 85.2% of the Issuer's Common Stock, which percentage is calculated based upon 6,213,837 shares of the Issuer's Common Stock reported as outstanding by the Issuer in the Stock Purchase Agreement and 35,897,145 shares of the Issuer's Common

Stock issuable upon conversion of the Fund B Preferred and Associates B Preferred. The calculation of beneficial ownership percentage does not reflect potential deemed beneficial ownership of the Agreement Shares.

        In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996 (attached hereto as EXHIBIT 2), Strategic Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments. As a consequence, Strategic Associates and Strategic Partners Fund may be deemed to be members of a group pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934. Strategic Partners, Cahill, Warnock & Co., Cahill and Warnock each disclaim membership in the aforementioned group.

        (b) Number of shares of the Issuer's Common Stock as to which each such person has

                (i)     Sole power to vote or direct the vote:

                        0 shares for each Reporting Person;

                (ii)    Shared power to vote or direct the vote:

                        35,897,145* shares for each Reporting Person;

                (iii)   Sole power to dispose or to direct the disposition:

                        0 shares for each Reporting Person;

                (iv)    Shared power to dispose or to direct the disposition:

                        35,897,145* shares for each Reporting Person.

        * Does not reflect potential deemed beneficial ownership of the Agreement Shares.

        (c) Except as set forth above, none of the Reporting Persons has effected any transaction in shares of the Issuer's Common Stock during the last 60 days.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares beneficially owned by any of the Reporting Persons.

        (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH OF THE ISSUER:

        In Amendment No. 1 to the Limited Partnership Agreement of Strategic Partners Fund, dated July 26, 1996, Strategic Partners and the limited partners of Strategic Partners Fund agreed that any securities of a particular issuer that are acquired by both Strategic Partners Fund and Strategic Associates shall be sold or otherwise disposed of at substantially the same time, on substantially the same terms and in amounts proportionate to the size of each of their investments.

        Pursuant to the terms of a certain Preferred Stock Purchase Agreement dated December 5, 1997 by and among the Issuer, Strategic Partners Fund, Strategic Associates, T. Rowe Price, and Sullivan (the "Stock Purchase Agreement," attached hereto as EXHIBIT 3), Strategic Partners Fund acquired 27,624 shares of Series A Preferred Stock (non-voting, non-convertible) and 15,014 shares of Series B Preferred Stock. Pursuant to the Stock Purchase Agreement, Strategic Associates acquired 1,531 shares of Series A Preferred Stock (non-voting, non-convertible) and 831 shares of Series B Preferred Stock. Under the terms of the Stock Purchase Agreement, the Issuer is obligated to prepare and file with the Securities and Exchange Commission, within 180 days of December 5, 1997, a registration statement for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act (the "Shelf Registration") registering the resale from time to time by Strategic Partners Fund, Strategic Associates, T. Rowe Price, and Sullivan, and their transferees and distributees of all of the securities owned by such persons that are registrable under the Shelf Registration.

        Pursuant to the terms of the Voting Agreement (attached hereto as EXHIBIT 4), by and among Strategic Partners Fund, Strategic Associates, T. Rowe Price, Sullivan, Steffey, and Lawrence, (the parties to the agreement are referred to herein collectively as the "Stockholders"), the Stockholders agreed to fix the size of the Board of Directors at seven (7) and to vote all of the Stockholders' shares of stock of the Issuer to elect certain persons to the Board of Directors of the Issuer. At present, Strategic Partners Fund, Strategic Associates, T. Rowe Price, and Sullivan collectively have the authority to designate five members of the Board of Directors.

        Pursuant to a certain Registration Rights Agreement (attached hereto as EXHIBIT 5) dated December 5, 1997 by and among the Issuer, Strategic Partners Fund, Strategic Associates, T. Rowe Price, and Sullivan (attached hereto as
EXHIBIT 5), Strategic Partners Fund, Strategic Associates, T. Rowe Price, and Sullivan are granted, subject to certain restrictions and limitations, certain demand and "piggyback" registration rights with respect to the Series B Preferred Stock.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS:

        Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

        Exhibit 2 - Amendment No. 1 to the Limited Partnership Agreement of
                    Strategic Partners Fund.

        Exhibit 3 - Preferred Stock Purchase Agreement dated December 5, 1997, by and among the Issuer, Strategic Partners Fund, Strategic Associates, T. Rowe Price, and Sullivan (filed as EXHIBIT
                    2.1 to the Issuer's Current Report on 8-K filed
                    December 15, 1997 and incorporated by reference to this filing).

        Exhibit 4 - Voting Agreement dated December 5, 1997, by and among
                    Strategic Partners Fund, Strategic Associates, T. Rowe Price, Sullivan, Steffey, and Lawrence (filed as EXHIBIT 4.2 to the Issuer's Current Report on 8-K filed December 15, 1997 and incorporated by reference to this filing).

        Exhibit 5 - Registration Rights Agreement dated December 5, 1997, by and among the Issuer, Strategic Partners Fund, Strategic Associates, T. Rowe Price, and Sullivan (filed as EXHIBIT
                    4.4 to the Issuer's Current Report on 8-K filed
                    December 15, 1997 and incorporated by reference to this filing).

        Exhibit 6 - Amendment to Articles of Incorporation of Jay Jacobs, Inc.
                    as filed with the Secretary of the State of Washington on December 3, 1997 (filed as EXHIBIT 3.1 to the Issuer's Current Report on 8-K filed December 15, 1997 and incorporated by reference to this filing).

                                  SCHEDULE 13D

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated: December 15, 1997.


                                 /s/ Edward L. Cahill
                                 ---------------------------------------------
                                 Edward L. Cahill

                                 /s/ David L. Warnock
                                 ---------------------------------------------
                                 David L. Warnock


                                 CAHILL, WARNOCK STRATEGIC PARTNERS
                                 FUND, L.P.

                                 By: Cahill, Warnock Strategic Partners,
                                     L.P., its Sole General Partner


                                      By: /s/ Edward L. Cahill
                                          ------------------------------------
                                          Edward L. Cahill, General Partner


                                      By: /s/ David L. Warnock
                                          ------------------------------------
                                          David L. Warnock, General Partner


                                 CAHILL, WARNOCK STRATEGIC PARTNERS, L.P.


                                 By: /s/ Edward L. Cahill
                                     -----------------------------------------
                                     Edward L. Cahill, General Partner


                                 By: /s/ David L. Warnock
                                     -----------------------------------------
                                     David L. Warnock, General Partner

                                 STRATEGIC ASSOCIATES, L.P.

                                 By: Cahill, Warnock & Co., LLC, its sole
                                     General Partner


                                      By: /s/ Edward L. Cahill
                                          ------------------------------------
                                          Edward L. Cahill, Member


                                      By: /s/ David L. Warnock
                                          ------------------------------------
                                          David L. Warnock, Member


                                 CAHILL, WARNOCK & CO., LLC


                                  By: /s/ Edward L. Cahill
                                      ----------------------------------------
                                      Edward L. Cahill, Member


                                  By: /s/ David L. Warnock
                                      ----------------------------------------
                                      David L. Warnock, Member